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                                                                 EXHIBIT (a)(10)


PRESS RELEASE



                  Boston, Mass., September 16, 1997 -- GRR Merger Corp. announced that the Notification and Report Form required by the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"), with regard to its tender offer for all outstanding shares of Ground Round Restaurants, Inc. (Nasdaq NMS: GRXR), was filed by its "ultimate parent entity" on September 12, 1997. As a result, the 15 day waiting period applicable to the tender offer under the HSR Act will expire at 11:59 P.M. on Saturday, September 27, 1997, unless early termination is granted or a request for additional information is issued.

         GRR Merger Corp. also announced that it has now been advised by the relevant alcoholic beverage authorities in Illinois, Indiana, Kentucky, Maryland, Minnesota and New Hampshire that no regulatory approvals are required from such authorities prior to consummation of the tender offer.